As filed with the United States Securities and Exchange Commission on September 3 , 2015  333-198928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

James Hardie Industries plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Ireland
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
 (212) 590-9070
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing a specified number of   CHESS Units of Foreign Securities representing Ordinary Shares of James Hardie Industries plc
	n/a	n/a	n/a	n/a
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt"), included as Exhibit A to the Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3) and (4)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2. AVAILABLE INFORMATION			Paragraph (12)

(b) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, James Hardie Industries plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 , as amended, and accordingly files certain information with the U.S. Securities and Exchange Commission (the “Commission”).  These reports and documents can be inspected and copied at the public reference facilities maintained by the Commission located (as of the date of the Amended and Restated Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a) (1)
Form of Amended and Restated Deposit Agreement, dated as of      , 2014, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. – Previously filed.

(a)(2)
Form of Amendment No. 1 to the Amended and Restated Deposit Agreement (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto).  – Filed herewith as Exhibit (a) (2) .

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among James Hardie Industries plc, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 3 , 2015.

Legal entity created by the Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified number of CHESS Units of Foreign Securities representing Ordinary Shares of James Hardie Industries plc

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko Title: Director

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, on September 3 , 2015.

Legal entity created by the agreement for the issuance of CHESS Units of Foreign Securities representing ordinary shares of James Hardie Industries plc

CHESS Depositary Nominees Pty Limited, as depositary for CHESS Units of Foreign Securities

By:	/s/ Timothy Hogben
Name: Timothy Hogben Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, James Hardie Industries plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, on September 3 , 2015.

James Hardie Industries plc

By:	/s/ Matt Marsh
Name: Matt Marsh Title: Chief Financial Officer

Know all persons by these presents that each person whose signature appears below constitutes and appoints Louis Gries and Matthew Marsh, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on September 3 , 2015.

Signatures	Capacity

/s/ Louis Gries	Director and Chief Executive Officer
Louis Gries

/s/ Matthew Marsh	Chief Financial Officer
Matthew Marsh

/s/ Michael N. Hammes	Chairman of the Board
Michael N. Hammes

/s/ Donald McGauchie	Deputy Chairman of the Board
Donald McGauchie

/s/ Brian Anderson	Director
Brian Anderson

/s/ Russell Chenu	Director
Russell Chenu

/s/ Andrea Gisle Joosen	Director
Andrea Gisle Joosen

/s/ David D. Harrison	Director
David D. Harrison

/s/ Alison Littley	Director
Alison Littley

/s/ James Osborne	Director
James Osborne

/s/ Rudolf van der Meer	Director
Rudolf van der Meer

/s/ Joseph Blasko	Authorized Representative
Joseph Blasko	in the United States

INDEX TO EXHIBITS

Exhibit Number
(a) (2) Form of Amendment No. 1 to Amended and Restated Deposit Agreement (e) Rule 466 Certification